December 21, 2005
Mr. David R. Humphrey
Branch Chief-Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Crowley Maritime Corporation
Form 10-K for the Year Ended December 31, 2004
File 000-49717
Dear Mr. Humphrey:
     This letter sets forth the responses of Crowley Maritime Corporation (“Crowley” or “the Company”) to the comments set forth in the Staff’s letter dated November 23, 2005 in connection with the Form 10-K for the fiscal year ended December 31, 2004 filed by Crowley with the Securities and Exchange Commission. For the ease of reference, we have set forth each comment in the Staff’s letter followed by Crowley’s response.
Form 10-K for the Year Ended December 31, 2004:
Item 1. Business.
Customers, page 10
1.	Comment: You state that a material amount of revenues are derived from contracts with Alyeska. As such, if applicable, please revise future filings to include the disclosure required in paragraph 39 of SFAS 131.
Response: Paragraph 39 of SFAS 131 states “An enterprise shall provide information about the extent of its reliance on its major customers. If revenues from transactions with a single external customer amount to 10 percent or more of an enterprise’s revenues, the enterprise shall disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. The enterprise need not disclose the identity of a major customer or the amount of revenues that each segment reports from that customer. For purposes of this Statement, a group of entities known to a reporting enterprise to be under common control shall be considered as a single customer, and the federal government, a state government, a local government (for example, a county or municipality), or a foreign government each shall be considered as a single customer.”
The revenue from Alyeska represented 4.4% of the Company’s consolidated revenue in 2004, 2003 and 2002. Therefore, no disclosure is required pursuant to paragraph 39 of SFAS 131. If still the case, in future filings, Crowley will clarify that the Alyeska contracts are material to the Ship Assist and Escort Services, but not the Company as a whole. Additionally, in future filings, if any customer exceeds 10% of the Company’s consolidated revenue, Crowley will include the disclosures required in paragraph 39 of SFAS 131.
CROWLEY MARITIME CORPORATION
155 GRAND AVENUE • SUITE 700 • OAKLAND • CALIFORNIA • 94612 • 510.251.7500
www.crowley.com

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Liquidity and Capital Resources, page 33
2.	Comment: When presenting contractual obligations, please ensure that all obligations are shown in the table, including interest payments on your indebtedness. See FR-72 for guidance.
Response: Crowley will revise the table of contractual obligations to include interest payments in future filings.
3.	Comment: We believe your table of contractual obligations should reflect the gross amount of your operating lease obligation, supplemented with additional information that is material to an understanding of your cash requirements. This additional information could include the amount of expected sublease receipts as well as a discussion of any existing escalation clauses or the terms of renewal or purchase options.
Response: Crowley will revise the table of contractual obligations to remove the sublease receipts in future filings. Crowley will retain information with respect to the sublease receipts as a footnote to the table in order to enable the reader to more fully understand the Company’s cash requirements.
4.	Comment: The table of contractual obligations should be supplemented with information regarding cash requirements related to acquisitions, such as your agreement to purchase a petroleum products distribution business from Northland and YFC.
Response: Crowley will supplement the table of contractual obligations with the cash requirements related to acquisitions to which the Company is contractually committed in future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Capital Requirements, page 34
5.	Comment: We note your disclosure on pages 33-34 regarding your general belief that funds needed for the acquisition and construction of vessels will continue to be available. However, when you disclose a specific arrangement to construct vessels, such as your contract with Halter, please include disclosure of your specific funding plans for that arrangement.
Response: Crowley will disclose its funding plans for specific arrangements to acquire or construct vessels, such as the contract with Halter, and any other material vessel construction contracts in future filings.
6.	Comment: Similarly, please state the expected source of funding for your acquisition of a petroleum products distribution business from Northland and YFC.

Response: In the Company’s filing on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 10, 2005, the Company disclosed the following in the first paragraph of page 32:
On September 6, 2005, the Company completed the acquisition of Northland Fuel, a refined petroleum products distribution business in Alaska. The purchase price was $94.5 million, net of cash acquired. The purchase price is subject to adjustment for a period of 90 days, as defined by the Purchase Agreement. The purchase price includes an accrual of an additional $2.1 million of estimated additional working capital due. The purchase price was paid by cash.
Crowley will provide the expected source of funding for business acquisitions in future filings.

Item 8. Financial Statements and Supplementary Data
Note 1 – Summary of Significant Accounting Policies
Dry-Docking, page 51
7.	Comment: Due to the significance of costs associated with dry-docking and the nature of costs capitalized, please tell us and revise future filings to disclose the nature and types of costs you capitalize during dry-docking within the critical accounting policies section of MD&A.
Response: Crowley will add a critical accounting policy for dry-docking to its MD&A in future filings, as shown below.
Dry-docking
Under U.S. Coast Guard Rules, administered through the American Bureau of Shipping’s alternative compliance program, all vessels must meet specified seaworthiness standards to remain in service carrying cargo between U.S. marine terminals. Vessels must undergo regular inspection, monitoring and maintenance, referred to as dry-docking, to maintain the required operating certificates. These dry-dockings generally occur every two and a half years, or twice every five years. Because dry-dockings enable the vessel to continue operating in compliance with U.S. Coast Guard requirements, the costs of these scheduled dry-dockings for major owned vessels are deferred and amortized on the straight-line basis until the next regularly scheduled dry-docking period.
The Company capitalizes dry-docking costs for major owned vessels (Tank Ships, 580’ Barges, 730’ Barges, Integrated Tug/Barge units and Articulated Tug/Barge units). Per vessel dry-docking costs for other owned vessels (Offshore Tugs, Tractor Tugs, Near Shore Tugs, 1000-5999 DWT Barges and 6000-20000 DWT Barges) are not significant and are expensed as incurred as repairs and maintenance expense. The types of material costs that are incurred for dry-dockings include: regulatory and vessel classification inspection requirements, blasting and coatings/painting, steel replacement and mobilization and demobilization to and from the dry-docking location. During a vessel dry-docking the Company will occasionally replace vessel machinery or equipment and perform procedures that materially enhance capabilities or extend the useful life of a vessel. In these circumstances, the expenditures are capitalized and depreciated over the estimated useful lives.
Item 8. Financial Statements and Supplementary Data
Note 4 — Discontinued Operations, page 55
8.	Comment: We note your disclosure of gain on asset sales in Note 10 to your financial statements. Also, on the top of page 33, you discuss the sale of five vessels in 2003 and two vessels during 2002. In this regard, and in light of your accounting for the disposal of a single vessel as discontinued operations in 2004, please explain why these previous vessel sales were not accounted for as discontinued operations under SFAS 144.
Response: Paragraphs 41 and 42 of SFAS 144 state that:
41.	For purposes of this Statement, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of Statement 131), a reporting unit (as that term is defined in Statement 142), a subsidiary, or an asset group (as that term is defined in paragraph 4 of SFAS 144).

42.	The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.
The five vessels sold in 2003 and two vessels sold during 2002 did not represent components of the entity, as their operations were not clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.
The accounting for the disposal of a single vessel as discontinued operations in 2004 represented a vessel that the revenues and related costs were accounted for in separate subsidiaries. The subsidiaries had no other operations, therefore the revenues and related costs were clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Furthermore, the Company did not have any significant continuing involvement in the operations of the vessel after the disposal transaction. Therefore, the disposal of the vessel met the requirements of SFAS 144 to be recorded as discontinued operations.
9.	Comment: You state that you recorded income of $4,021,000 as a result of reaching an agreement, in principal, to sell operating equipment in 2005 to the party currently subleasing the operating equipment. In this regard, please tell us your basis in accounting literature for recognizing income prior to finalizing the sale of this equipment.
Response: The income recognized represented the reversal of accrued liabilities related to the return of equipment to the lessor that were no longer appropriate as a result of an agreement to sell operating equipment. It did not represent a gain on the sale of the equipment.
The accrued liabilities represented reserves that the Company established pursuant to SFAS 5 in accounting for the sale of our South America operations in 1999. The sale of the South America operations were accounted for in accordance with APB 30 “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.
The Company made the decision in the fourth quarter of 2004 to buy the equipment out of the leases and sell the equipment to the party subleasing the equipment. Negotiations with the party subleasing the equipment to purchase the equipment began in September 2004. The final agreement to sell the equipment to the party subleasing the equipment was reached in the first quarter of 2005.
Item 8. Financial Statements and Supplementary Data
Note 16 – Employee Benefit Plans, page 64
10.	Comment: In the fifth paragraph of Note 16, you indicate that you make contributions to certain defined benefit pension plans. However, it appears you have not included any disclosure pursuant to paragraphs 5-8 of SFAS 132(R) with respect to the plan assets and obligations of these defined benefit pension plans. Please explain supplementally.
Response: The defined benefit pension plans disclosed in the fifth paragraph of Note 16 are not Company-sponsored plans, but rather are multi-employer plans sponsored by unions, of which certain of the Company employees are members. The disclosures that Crowley followed are in paragraph 12 of SFAS 132(R) related to multi-employer plans.

The Company will revise this disclosure in future filings to disclose that these defined benefit plans are not Company-sponsored.
Item 8. Financial Statements and Supplementary Data
Note 18 – Commitments and Contingencies, page 67
11.	Comment: In accordance with SAB Topic 5:Y, please expand your disclosure relating to asbestos litigation and environmental proceedings to include the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Also disclose a reasonably possible range of loss in quantified terms. In addition, please clarify the period in which claims for recovery may be realized and the likelihood that such claims for recovery may be contested.
Response: Crowley has evaluated the disclosure related to asbestos in its Form 10-K for 2004 with a view to incorporating applicable examples of potential disclosure set forth in Question 2 of Topic 5:Y so as to inform readers more fully regarding the range of reasonably possible outcomes that could have a material effect on the Company’s financial condition, results of operations or liquidity. The 2004 disclosure, revised to give effect to these items, is shown below and similar information will be included in future filings.
Asbestos Litigation
The Company is currently named as a defendant with other shipowners and numerous other defendants with respect to approximately 16,000 maritime asbestos cases and other toxic tort cases, most of which were filed in the Federal Courts in Cleveland, Ohio and Detroit, Michigan. Each of these cases, filed on behalf of a seaman or his personal representative, alleges injury or illness based upon exposure to asbestos or other toxic substances and sets forth a claim based upon the theory of negligence under the Jones Act and on the theory of unseaworthiness under the General Maritime Law.
Pursuant to an order issued by the Judicial Panel on Multidistrict Litigation dated July 29, 1991, all Ohio and Michigan cases (the “Multidistrict Litigation”) were transferred to the United States District Court for the Eastern Division of Pennsylvania for pretrial processing. On May 1, 1996, Judge Charles R. Weiner administratively dismissed the cases subject to reinstatement in the future. At present, it is not known when or how long the process will require. Approximately 35 of the Ohio and Michigan claims which name one or more Company entities as defendants have been reinstated, but the plaintiffs’ attorneys are not actively pursuing the cases. Although nine years have passed since the dismissal, it is not known whether Judge Weiner will be able to develop a plan that will result in settlement of the cases. If he is unsuccessful, upon reinstatement, the cases should be remanded to the Ohio and Michigan Federal Courts.
In addition, the Company is a defendant with others in approximately 110 asbestosis or other toxic cases pending in jurisdictions other than the Eastern District of Pennsylvania. These other jurisdictions include state and federal courts located in Northern California, Oregon, Texas, Louisiana, Florida, Maryland and New York. These cases make similar allegations of injury to the Multidistrict Litigation.
Substantially all of the cases described above, as with other asbestos and toxic tort cases in which the Company has been named as a party, not only involve numerous named defendants, but also generally do not allege specific monetary damages beyond the jurisdictional requirement. If specific damages are sought, the amount applies to claims against all defendants.
In many claims that have been asserted against the Company, the plaintiffs have been unable to establish any causal relationship to the Company. In addition, in many asbestos cases, the plaintiffs have been unable to demonstrate that they have suffered any injury or compensable loss that actual injuries resulted from asbestos exposure or that alleged exposure was related to the Company.
The Company has insurance coverage that reimburses it for a substantial portion of: (a) the costs incurred defending against asbestos claims; and (b) the amounts the Company pays to settle claims or honor judgments by courts. The coverage is provided by a large number of insurance policies written by dozens of insurance companies over a period of many years. The amount of insurance coverage depends on the nature of the alleged exposure to asbestos, the specific subsidiary against which an asbestos claim is asserted and the terms and conditions of the specific policy.
At December 31, 2004, the Company has accrued $2,747,000 as its best estimate of the potential liability for pending asbestos and toxic claims (an amount not material to the Company’s financial position or cash flows) and has recorded a receivable from its insurance companies of $1,166,000 related to the asbestos litigation described above. The Company does not accrue for unasserted asbestos claims, such as in the Multidistrict Litigation, because it believes it is not possible to determine whether any loss is probable with respect to such claims or even to estimate the amount or range of the loss, if any. Among the reasons is that the claims are made by an indeterminable number of people that include not just seamen who served on Company vessels, but longshoreman, ship repair workers and others.
The unpredictability of personal injury litigation makes it difficult to accurately predict the ultimate resolution of these asbestos and toxic claims. By their very nature, civil actions relating to toxic substances vary according to the fact pattern of each case, including whether the plaintiff can prove actual disease, if any, or actual exposure, if any, to asbestos on Company vessels, the number of defendants and their relative shares of liability in each case, the applicable jurisdiction and numerous other factors. This uncertainty is increased by the possibility of adverse court rulings or new legislation affecting the asbestos claim litigation or the settlement process. It therefore is possible that an adverse outcome in some of these cases could have a material adverse affect on the Company’s consolidated financial position, operating results or cash flows.
A summary of the asbestos-related claims for 2004 and 2003 is presented below (dollars are in thousands):

	2004	2003
Number of claims filed	60	64
Number of claims settled	10	15
Number of claims dismissed	20	2
Total settlements paid	$163	$337
Average settlement	$16	$22
Legal expenses paid	$898	$426
Insurance proceeds received	$298	$64
In addition to the asbestos-related claims in the summary above, in 2004 the Company settled certain asbestos-related claims that involved seamen employed by the Company for over 30 years. The Company expensed $2,125,000 and $4,200,000 related to this litigation in the first and second quarters of 2004, respectively. Although no insurance receivable has been recorded on these claims, the Company is aggressively pursuing reimbursement from our insurance companies. In October 2004, the Company submitted demand letters to its insurance underwriters for settlement amounts and defense costs paid and in November 2004, the Company filed suit against the insurance underwriters. The case is currently in discovery. The Company intends to aggressively pursue the resolution of these insurance claims.
As indicated in the disclosure, Crowley had provided its best estimate with respect to potential liabilities for pending claims in accordance with SFAS No. 5. Also, as indicated in the disclosure, the Company is not able to provide a reasonably possible range of loss in quantified terms for the reasons set forth therein, including that the claims generally do not specify specific monetary damages beyond the jurisdictional requirements. Since Crowley cannot predict when the pending claims will be resolved, it is unable to clarify when payments will be made and accordingly when it might seek recovery. As these claims evolve, Crowley will revise future filings to provide known information, including any likelihood that the related claim for recovery may be contested.
In connection with responding to your comments, the Company acknowledges that:
•	Crowley is responsible for the adequacy and accuracy of the disclosures in Form 10K for the year ended December 31, 2004;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10K for the year ended December 31, 2004; and
•	Crowley may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this response, please contact me at (904) 727-2576.
Very truly yours,
/s/ John C. Calvin
John C. Calvin
Senior Vice President and Controller
Crowley Maritime Corporation

Cc:	Thomas B. Crowley, Jr.
Art F. Mead
William P. Verdon
Richard V. Smith
Richard L. Swinton